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FRED B. GREEN
FGREEN@BODMANLLP.COM
313-392-1056

BODMAN LLP
34TH FLOOR
100 RENAISSANCE CENTER
DETROIT, MICHIGAN  48243
313-393-7579 FAX
313-259-7777


September 16, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Re:    Caraco Pharmaceutical Laboratories, Ltd.
       Request for Withdrawal of Registration Statement on Form SB-2, as amended (File No. 333-91968)

Ladies and Gentlemen:

Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (the "COMPANY"), hereby makes application to withdraw its Registration Statement on Form SB-2, as amended, File Number 333-91968 (the "FORM SB-2 REGISTRATION STATEMENT") relating to its common stock, no par value (the "COMMON STOCK") pursuant to Rule 477 under the Securities Act of 1933, as amended. The request is being made based on the Company's determination not to proceed with the offering for which the Form SB-2 Registration Statement was filed. No offers or sales of the Company's Common Stock or the shares of Common Stock of certain selling shareholders have been or will be made pursuant to the Form SB-2 Registration Statement.

Accordingly, we request an order granting the withdrawal of the Form SB-2 Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.

If you have any questions, please contact Fred B. Green at Bodman LLP at (313) 392-1056. Please provide a copy of the order granting the withdrawal of the Form SB-2 Registration Statement to Mr. Green at (313) 393-7579.


                                                Very truly yours,


                                                /s/ Jitendra N. Doshi
                                                ---------------------

                                                    Jitendra N. Doshi,
                                                 Chief Executive Officer

cc: Fred B. Green, Bodman LLP


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